Lincoln Electric Holdings, Inc.

22801 St. Clair Avenue

Cleveland, Ohio 44117

May 12, 2010

Mr. Jay Webb

Reviewing Accountant

United States Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 3030

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Geoff Kruczek
Jay Mumford
Julie Sherman

RE:	Lincoln Electric Holdings, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 22, 2010
File No. 000-1402

Dear Mr. Webb,

In connection with the Staff’s review of our Annual Report on Form 10-K for the year ended December 31, 2009, we have the following responses for your consideration. For ease of reference, the text of the Staff’s comments is set forth followed by our response.

SEC Comment 1:  (Customers, page 2)

Please ensure that your disclosure in applicable future filings consistently and clearly addresses the extent to which your business, including each segment, is seasonal. In this regard, you state on page 3 that your “business is not seasonal,” which appears to be inconsistent with managements’ statement in your 4th quarter earnings call that “typically our fourth-quarter sales are considerably weaker than our third quarter.” Please refer to Items 101(c)(1)(v) of Regulation S-K and, as applicable to future filings, Instruction 5 to Item 303 (b) of Regulation S-K.

Response 1: We acknowledge the Staff’s comment and will discuss the seasonal aspects of our business in future filings to the extent applicable.

SEC Comment 2:  (Item 7. Management’s Discussion and Analysis…, page 13, 2009 Compared to 2008, page 15)

In applicable future filings, please expand the comparative disclosure you provide regarding your results of operation to explain the reasons underlying the changes you note. For example, in future filings, please expand to disclose the causes for the increases or decreases to price and volume. For example, did prices and volume decrease as a result of decreased demand? Did you implement price increases for your products and, if so, what impact did those increase have?

Response 2: We acknowledge the Staff’s comment and will expand future disclosures in Results of Operations for Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations to explain the reasons underlying changes that we note, including the causes for the increases or decreases to price and volume, such as changes in demand and changes to product pricing.

SEC Comment 3:   (Item 10. Directors, Executive Officers and Corporate Governance, page 35)

We note the statement on page 21 of your definitive proxy statement that you have satisfied disclosure requirements regarding amendments and waivers from your Code of Corporate Conduct and Ethics by posting such information on your website. Please tell us how you satisfied the disclosure requirements you mention. Provide us with copies of the material you posted.

Response 3:   We have not granted any waivers from any provision of our Code of Corporate Conduct and Ethics (“Code of Conduct”) that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, that relates to any element of the code of ethics definition as set forth in Item 406(b) of Regulation S-K. We amended and restated our Code of Conduct in August 2007 to provide for certain organizational changes relating to our corporate compliance program (namely, the addition of a Director of Compliance). Additionally, in the fall of 2009, we updated the design and style of our Code of Conduct documentation. In each case, the amended and restated Code of Conduct was promptly posted on the Company’s website. Other than the amended and restated Code of Conduct, there was no other material posted or required to be posted on the Company’s website in connection with the amendments. Per your request, please find attached our current Code of Conduct, in English, as made available on the Company’s website.

SEC Comment 4:   (Item 11. Executive Compensation, page 35)

We note the disclosure on pages 30 and 31 of your definitive proxy statement regarding the services provided by and fees paid to Towers Watson. Please tell us, and revise future filings to clarify, whether the decision to engage Towers Watson for the “additional services” was made or recommended by management.

Response 4: The decision to engage Towers Watson for services other than executive compensation services was recommended by management and reviewed and approved by the Compensation and Executive Development Committee of the Board (the “Committee”).

SEC Comment 5:   (Item 11. Executive Compensation, page 35)

Your disclosure on page 31 of your definitive proxy statement that Towers Watson “will continue” to provide executive compensation and other services to management implies that it provided such services during 2009. If so, please tell us and revise future filings to clarify why the services provided to management and fees paid for those services are not included in your disclosure. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response 5:    We have provided the information noted above on page 31 of the Company’s 2010 definitive proxy statement. The Company paid Towers Watson $481,344 for non-executive compensation services and $239,910 for executive compensation services for 2009.

SEC Comment 6: (Financial Statements, page F-1, Report of Independent Registered Public Accounting Firm, page F-1)

We note that your auditors’ reports on both your financial statements and internal control over financial reporting did not indicate the location of the audit firm that performed the audit. Please amend your December 31, 2009 Form 10-K to include auditor reports that indicate the city and state where the reports were issued. Refer to the guidance at Rule 2-02(a) of Regulation S-X.

Response 6: We acknowledge the Staff’s comment and will ensure that our auditor’s reports include the city and state of issuance in future filings. The city and state were inadvertently omitted from the final draft of the auditor’s reports. We respectfully request to make this correction in future filings and to not amend our December 31, 2009 Form 10-K.

SEC Comment 7: (Notes to Consolidated Financial Statements, page F-8, Note 1 – Significant Accounting Policies, page F-8, Revenue Recognition, page F-11)

We see your disclosure that revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the customer and in accordance with shipping terms, which is generally at the point of shipment. Please tell us and expand future filings, including any amendments, to describe your revenue recognition policy in greater detail. For example, to the extent that your policies differ among customer categories and among the various marketing venues used by the Company, i.e. distributors and reseller, please include a detail discussion of such policies in this footnote. Also, if your revenue recognition policies vary in different parts of the world those policies should be discussed. Finally, provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how they impact revenue recognition.

Response 7: Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the customer and in accordance with shipping terms, which is generally at the point of shipment. We also utilize other shipping terms that result in the transfer of title at other points in the delivery process. In these cases, revenue is also recognized when title has transferred (e.g., customer destination). This policy applies to approximately 98% of our consolidated Net sales and is consistent for all customers and marketing venues around the world.

Customers and Marketing Venues - The Company’s products are sold in both domestic and international markets. In North America, products are sold principally through industrial distributors, retailers and also directly to users of welding products. Outside of North America, the Company has an international sales organization comprised of Company employees and agents who sell products from the Company’s various manufacturing sites to distributors and product users. For all customer categories and marketing venues, revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the customer and in accordance with shipping terms, which is generally at the point of shipment. The Company’s revenue recognition policies are consistent around the world.

Discounts - Product pricing is generally based on standard price lists. Where discounts off of list price are authorized, such discounts are recognized as a reduction of Sales to arrive at Net sales at the time revenue is recognized.

Return Policies - Product returns, in accordance with established return policies, are recorded as a reduction of Sales to arrive at Net sales as transactions occur. In addition, we perform calculations of estimated sales returns based on historical sales return experience in relation to sales. Based on this experience, we believe future sales returns can be reasonably estimated. Accordingly, we believe it is appropriate to make estimates of expected sales returns and accrue for such estimates as sales returns allowances. Sales returns allowances are recognized as a reduction of Sales to arrive at Net sales at the time revenue is recognized.

Post Shipment Obligations - The Company’s primary post shipment obligations are product warranty claims. The costs of warranty claims are estimated based on historical data and recognized at the time revenue is recognized. In certain limited situations we provide installation and training services that occur after we ship our product to the customer. Revenue recognition for these orders, which accounted for approximately 1% of Net sales in 2009, occurs when customer acceptance is obtained.

Customer Acceptance - As noted above, in certain limited situations we provide installation and training services that occur after we ship our product to the customer. We recognize revenue for these orders upon customer acceptance which occurs after installation and training have been completed. The revenue from these orders accounted for approximately 1% of Net sales in 2009.

Warranties - As disclosed in Note 1 - Significant Accounting Policies, on page F-11, we accrue for product warranty claims costs based on historical warranty experience in relation to sales. Warranty costs are charged to Cost of goods sold at the time the related revenue is recognized and do not affect revenue recognition.

Credits - Sales credits may be offered to customers to settle customer disputes and other possible issues that arise from time to time. Similar to product returns noted above, actual customer sales credits are recorded as a reduction of Sales to arrive at Net sales as transactions occur. In addition, customer sales credits are estimated based on historical customer sales credits experience in relation to sales. Based on this experience, we believe future customer sales credits can be reasonably estimated. Accordingly, we believe it is appropriate to make estimates of expected customer sales credits and accrue for such estimates. Customer sales credits are included in sales returns allowances and are recognized as a reduction of Sales to arrive at Net sales at the time the related revenue is recognized.

Rebates - From time to time, we may offer rebates and incentive programs to our customers. The estimated costs of our rebates and incentive programs are recognized over the program period based on actual sales and are recorded as a reduction of Sales to arrive at Net sales. Historical sales volumes and our experience with previous rebates and incentive programs give us a reasonable basis for recording the estimated costs of the rebates and incentive programs at the time revenue is recognized.

Price Protection - We do not offer price protection or similar privileges to our customers.

Acknowledging the Staff’s comment, we propose to expand our revenue recognition policy discussion in future filings as follows:

“The Company recognizes revenue when the risks and rewards of ownership and title to the product have transferred to the customer which generally occurs at point of shipment. The Company recognizes any discounts, credits, returns, rebates and incentive programs based on reasonable estimates as a reduction of Sales to arrive at Net sales at the same time the related revenue is recorded.”

SEC Comment 8:  (Notes to Consolidated Financial Statements, page F-8, Note 1 – Significant Accounting Policies, page F-8, Revenue Recognition, page F-11)

In this regard, we noted on page 2 that you are both a manufacturer and reseller of welding and cutting products. Please explain your related revenue recognition policies separately for those products that you manufacture and those that you resell and the impact on your accounting and presentation for revenues of reselling vs. manufacturing transactions.

Response 8: There is no difference in the revenue recognition policies for our manufactured versus reseller products. The information provided in response 7 above applies to both manufactured and reseller products.

SEC Comment 9:  (Note 3 – Segment Information, page F-17)

We see that you present EBIT and EBIT, as adjusted for Special Items as part of your table. Please tell us why you believe this presentation complies with the guidance in Item 10(e) of Regulation S-K and Question 102.09 of the Staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations dated January 15, 2010.

Response 9: We believe that our disclosure of EBIT, as adjusted and EBIT in Note 3 of our December 31, 2009 Form 10-K is in accordance with Accounting Standards Codification (“ASC”) 280, Segment Reporting. ASC 280-10-50-22 states that “A public entity shall report a measure of profit or loss and total assets for each reportable segment.” ASC 280-10-50-30.b requires a reconciliation of “The total of the reportable segments’ measures of profit or loss to the public entity's consolidated income before income taxes, extraordinary items, and discontinued operations.”

Question 104.01 of the Staff’s Non-GAAP Financial Measures Compliance & Discussion Interpretations, dated January 15, 2010, clarifies that “Non-GAAP financial measures do not include financial measures that are required to be disclosed by GAAP. Exchange Act Release No. 47226 lists “measures of profit or loss and total assets for each segment required to be disclosed in accordance with GAAP” as examples of such measures.”

SEC Comment 10:  (Note 4 – Rationalization and Asset Impairments, page F-21)

We see your disclosure that the fair values of impaired long lived assets were determined primarily by third party appraisal. Please tell us and revise future filings, including any amendments, to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Response 10: We considered the values obtained from an independent appraiser in determining the fair value of impaired long-lived assets. We, not the appraiser, are responsible for estimating fair value. As such, we will not refer to independent appraisals used in estimating fair value in future filings.

SEC Comment 11:  (Note 8 – Retirement Annuity and Guaranteed Continuous Employment Plans, page F-27)

We note that your “amortization of net loss” component of pension costs was approximately $25 million in fiscal 2009, which is a significant increase from fiscal 2008. Please tell us why there was such a significant increase in the current year amortization and revise future filings to explain any significant changes in your pension costs.

Response 11: The significant increase in actuarial losses incurred in 2008 resulted from the shortfall in the actual return on plan assets, which declined 22.2%. The significant increase in pension cost in 2009 was due to the increased amortization of actuarial losses that were deferred and amortized over the average remaining service period of active employees expected to receive benefits under the plan. We will expand our disclosures in future filings to explain significant changes in pension costs.

SEC Comment 12:  (Certifications, Exhibit 31)

In future filings, including any amendments, please revise the certifications to present them in the exact form as set forth in Item 601(b) (31) of Regulation S-K. For example, remove the title of the certifying officer from the first sentence. Also remove the name of the registrant from the same sentence since it is already included in paragraph 1 of the certification.

Response 12: We acknowledge the Staff’s comment and will revise the certifications in future filings to the exact form set forth in Item 601(b) (31) of Regulation S-K.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response or require further information, please contact me at (216) 383-2490.

Yours truly,

/s/ VINCENT K. PETRELLA
Vincent K. Petrella

Senior Vice President, Chief Financial Officer and Treasurer

Lincoln Electric

Code of Corporate Conduct and Ethics

Ethical Commitments: Essentials in Business

LINCOLN ELECTRIC

THE WELDING EXPERTS

2 Table of Contents

A Message from the CEO 5

About the Code of Corporate Conduct and Ethics 6

Making Good Ethical Decisions 7

Compliance with Laws and Regulations 8

Reporting a Potential Violation 8

Compliance Hotline 9

Non-Retaliation Policy 9

OUR COMMITMENTS TO THE COMPANY 11

Conflicts of Interest 12

Outside Activities 12

Gifts and Entertainment 13

Hiring Relatives 13

Corporate Opportunities 13

Keeping Accurate Books and Records 15

Financial Reports and Internal Controls 15

Audits 16

Complaints 16

Using and Protecting Company Assets 17

Use of Corporate Funds and Assets 17

Using Computers, Communication Equipment and Other Technical Resources 17

Disclosure of Confidential Information 18

Communications with the Media and the Public 20

OUR COMMITMENTS TO EACH OTHER 21

Creating a Positive Workplace 22

Equal Employment Opportunity 22

Anti-Harassment Policy 23

Environment, Health, Safety and Security 26

Security 27

Compliance Hotline – See Appendix A for all Hotline Numbers

Table of Contents 3

OUR COMMITMENTS IN THE MARKETPLACE 29

Dealing Fairly with Customers and Suppliers 30

Giving or Receiving Bribes, Kickbacks or Improper Payments 30

Payments to Representatives, Consultants or Distributors 31

Respecting the Intellectual Property and Confidential Information of Others 32

Computer Espionage 33

Confidential Information of Other Parties 33

Patent Policy 33

Competitive Practices 36

Compliance with Competition Laws 36

Agreements with Competitors 36

Reciprocity 37

Competition and Fair Dealing 37

Insider Trading 39

OUR COMMITMENTS IN THE GLOBAL, GOVERNMENTAL AND POLITICAL ARENAS 41

Doing Business Globally 42

Making Payments to Foreign Officials 42

Making Payments to Customer Representatives 44

Requests for Payments Outside of Payee’s Country of Residence 44

Setting Prices with Lincoln Subsidiaries: “Transfer Pricing” 45

Export and Import Regulations 45

Money Laundering 47

Doing Business with Governments 48

Modified Products for Military Use 48

Political Activities and Contributions 49

Conclusion 50

Notes 51

December 15, 2009

Compliance Hotline – See Appendix A for all Hotline Numbers

A Message from the CEO 5

Dear Colleagues,

For over a century, the vision and values of John and James Lincoln have motivated Lincoln Electric’s managers and employees to make our Company a recognized industry leader. Our extraordinary history has produced a tradition of excellence that welds ethical conduct to high performance and quality service.

The good work we do each day is grounded in tradition and inspired by our ethical commitments. These ethical commitments are at the core of our corporate identity. Simply put, they represent who we are.

We carry forward our proud tradition by honoring our ethical commitments in every aspect of our business including our commitments:

• To the Company

• to each other

• in the marketplace

• in the global, governmental and political arenas.

These commitments are spelled out in our Code of Corporate Conduct and Ethics (the “Code”). The Code lays down clear principles and provides useful guidelines for ethical business conduct. Each of us should follow the letter and spirit of the Code, carefully study its contents, and consult it whenever ethics or compliance issues or concerns arise in the workplace. Knowing the Code and living by it is essential to our business.

Remember, if we want to sustain our success in the decades ahead, our ethical commitments must be as strong as any bonded metal. We should all resolve today – and every day – to strengthen the bonds of trust, loyalty, and respect that make the good work we do so rewarding. Finally, we should all be very proud of Lincoln’s history and ongoing commitment to the highest standards for ethical business practices.

John M. Stropki

Chairman and Chief Executive Officer

“Honesty is the first essential in business.”

– J.F. Lincoln

John C. Lincoln

James F. Lincoln

Compliance Hotline – See Appendix A for all Hotline Numbers

6 About the Code of Corporate Conduct and Ethics

Our commitment to honesty, integrity and fairness has been critical to Lincoln’s success throughout our long history.

At Lincoln Electric, every one of us is committed to honesty, integrity and fairness – toward each other and toward our customers, suppliers and the communities in which we operate. Our character as an ethical Company is reflected in our Code of Corporate Conduct and Ethics (the “Code”);1 it is a clear statement of who we are. We all must continue, as we always have, to dedicate ourselves to the highest ethical standards. The Code is meant to be a guide to ethical decision-making for all of us here at Lincoln.2 As we remain always mindful of our Company’s long tradition of lawful behavior, we should also keep in mind that compliance with the law and Company policies is a minimum standard of conduct. While it is absolutely necessary that each of us remains in compliance with the law, sometimes doing the right thing goes well beyond mere rule following. The Code is, therefore, about our broader ethical commitments, which we have always understood to be essentials in business.

All of us at Lincoln are accountable for following the Code. This includes directors, officers, and employees throughout Lincoln worldwide, including all majority owned subsidiaries.3 Violators of this Code, or any of the policies referenced in it, may be subject to disciplinary action, up to and including dismissal.

Read the Code thoroughly, and then keep it nearby to help you make the right ethical choices in your daily work. If each of us commits to doing this, then we can be certain that our ethical commitments will continue to thrive at Lincoln.

1 This Code is intended to promote exemplary ethical behavior by Lincoln personnel. It is not intended to set forth either express or implied contractual obligations of Lincoln. The Code does not attempt to set forth in full all of the Company’s policies and practices regarding ethical and legal compliance, and the Code is not intended to supersede those postings, policies or practices, whether or not in writing, relating to business ethics or compliance with applicable law, rules or regulations.

2 The principles and procedures stated in the Code, as well as the different rules and policies decided by Lincoln, from time to time, imposing or prohibiting certain behaviors governed by ethical considerations are to be applied uniformly in all of the countries in which Lincoln has a presence. Notwithstanding the foregoing, the provisions of the Code are not in tended for substituting applicable national laws and regulations and they shall apply only inasmuch as they are not incompatible. In this connection, supplements to the Code, as well as to the different rules and policies decided by Lincoln, from time to time, may be adopted on a national basis.

3 Any waiver of any provision of this Code of Corporate Conduct and Ethics as it applies to officers or directors of Lincoln Electric Holdings, Inc. or the officers and directors of the first-tier subsidiaries of Lincoln Electric Holdings, Inc. may only be granted by the Board of Directors of Lincoln Electric Holdings, Inc. and shall be disclosed in accordance with law and the rules of Nasdaq or any stock exchange on which Lincoln shares may be listed or traded. Any waiver of any provision of this Code of Corporate Conduct and Ethics for any other officer or employee of the Company or its subsidiaries may only be granted by the Chief Compliance Officer and Corporate Compliance Counsel.

Compliance Hotline – See Appendix A for all Hotline Numbers

About the Code of Corporate Conduct and Ethics 7

Making Good Ethical Decisions

Sound ethical decision-making by each of us is essential to Lincoln’s success. When faced with a difficult ethics-related situation, thinking through the following questions can help you to make the right decision:

Question One: Have I gathered and weighed all the relevant facts?

A good ethical decision requires an accurate understanding of the facts. Do you have all the information you need in order to make an informed decision? What other information do you need? Are any of the relevant facts in dispute or questionable? Responsible decision-making depends upon the care with which you gather and weigh the relevant facts.

Question Two: Does this situation violate or appear to violate a law, regulation or Company policy?

As stated above, compliance with the law and with Lincoln’s policies is a non-negotiable requirement. Once you have a clear understanding of the facts, you need to ask: Does this situation or action violate or appear to violate Company policy or the law?

In some ethics-related situations, you might arrive at clear answers to the first two questions, which may allow you to resolve the matter quickly. The right course of action in these cases will be clear and straightforward. However, other cases may prove to be more complex and difficult. A number of responses may seem appropriate, and there may not be any obvious “right answers.” These additional questions can help you think through these more challenging situations in order to arrive at the best course of action.

Question Three: How would it be perceived?

This question brings into focus the consequences of your decision for both you and for Lincoln. It is worth asking: How will this decision affect my reputation and that of the Company? How would I feel about my decision if it were reported on the front page of the newspaper? Would I be comfortable if my family and friends knew I made this decision?

Compliance Hotline – See Appendix A for all Hotline Numbers

8 About the Code of Corporate Conduct and Ethics

Anyone who has reported an ethical or legal issue in good faith will be protected from any retaliation or punishment for having done so.

Question Four: Is it fair to all stakeholders?

Ethical decision-making demands that you take into account the effects of your decision on customers, suppliers, employees, shareholders and the wider community. It is important to widen your ethical lens and think about whether the situation or action is consistent with our ethical commitments and if it is fair for everyone concerned. Who has an interest at stake in the situation, and how significant is it compared to others? Who will be helped or hurt by your decision?

When you have thought through these questions, a clearer answer to the ethical challenge should start to emerge. But always keep in mind that while each of us is accountable for making ethical choices individually, we are not alone. There are many resources at Lincoln to help us make ethical decisions.

Compliance with Laws and Regulations

It is Lincoln’s policy to be a good corporate citizen. Wherever we do business, we must always comply with the laws and regulations that govern our business activities.

Reporting a Potential Violation

Each of us is responsible for contributing to the integrity of Lincoln. If we are not sure about a situation, or if we believe that our own conduct or that of another employee may have violated our Code of Conduct, we are required to speak up promptly.

Tell your supervisor or another Company manager if you are aware of any activities that you believe may be unethical, dishonest or illegal. If reporting through these normal channels would be inappropriate, or if , after reporting the situation, you believe that you have not been heard sufficiently, then you should contact the Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel or one of the Regional Compliance Coordinators.4 You may, at any time, contact the Compliance Hotline. Note, meanwhile, that reporting any information that you know is false – through any of these channels – is a serious in fraction of Lincoln’s policies.

4 The General Notice identifying these individuals and all Corporate Compliance Committee members is available on the Corporate Compliance webpage accessible via www.LincolnConnect.com. The General Notice is also posted on Company bulletin boards worldwide.

Compliance Hotline – See Appendix A for all Hotline Numbers

About the Code of Corporate Conduct and Ethics 9

Compliance Hotline

Employees and representatives may submit reports of any violation – or suspected violation of the Code of Conduct or local, national or international law – through the Company’s Compliance Hotline (see Appendix A for a list of current hotline phone numbers). The hotline is available 24 hours a day, 7 days a week and all hotline numbers are staffed by operators that speak the local language.

When you call the hotline, all information you provide will be treated in a discreet and confidential manner, to the extent possible. When you call, please provide as much information as you can. When appropriate, the Company may provide a written response to the initiating person. In addition, the Company has established procedures that provide employees with the ability to report concerns regarding questionable accounting, internal accounting controls or auditing matters. The Compliance Hotline can be used for such submissions and, as appropriate, such submissions will be transmitted to the Company’s Chief Financial Officer and the Company’s General Counsel or to the authorized recipient for the Chair of the Audit Committee of the Board of Directors.

Non-Retaliation Policy

Lincoln will not take any disciplinary or retaliatory action against anyone for reporting possible violations of the Code, Company policies or the law in good faith. We are all encouraged to raise our issues and concerns, and it is Lincoln’s policy that we may do so without any fear of retaliation or punishment. Any Lincoln manager who initiates or encourages reprisal against anyone reporting an ethical, legal or accounting issue in good faith is in violation of Lincoln’s policy and in many cases will also be in violation of applicable laws in the countries where we conduct business.

“The boss can win…acceptance in only one way. He must deserve it. He must hold himself under sterner discipline; he must demand more of himself; he must try harder to measure up to the high standards of honesty, fair play and achievement; he must care more and work more earnestly for the team’s victory than he expects anyone else to.”

– J. F. Lincoln

Compliance Hotline – See Appendix A for all Hotline Numbers

10 About the Code of Corporate Conduct and Ethics

Q & A

Q A co-worker confided in me that her supervisor has been harassing her. Last week he set up a meeting with a customer and deliberately placed her in an embarrassing situation. I encouraged my co-worker to report the situation, but she is afraid she will lose her job. What should I do?

A Report the situation to your supervisor or another manager in the Company. Our Company encourages employees to report all violations of the law or Company policy. Reporting this incident may help other employees who are in a similar situation. If you are a supervisor, and an employee discloses this type of situation to you, then you may be legally obligated to report the incident.

Q I observed a situation that I suspect is a violation of our Code. Should I report this situation even if I am not completely certain that there is a problem?

A Yes. Employees are responsible for reporting possible violations immediately to their supervisors or to the Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel or one of their Regional Compliance Coordinators in the event of possible violations of law. While reporting to your supervisor is usually best, you may also call the Compliance Hotline. Your report will be taken seriously and investigated. It is better to report a suspicion that turns out not to be an issue than to ignore a possible violation of the law or Company policy.

Q If I see a questionable situation, is it better for me to call the Compliance Hotline or to talk to my supervisor?

A You can either call the Compliance Hotline or discuss the situation with your supervisor, a higher-level manager, Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel or one of your Regional Compliance Coordinators.

Note to Senior Management

While all of us must follow the guidelines set forth in the Code, senior management should expect to follow them most rigorously and will be held accountable to the highest ethical standards. The Company has adopted a policy that senior management of Lincoln Electric, defined as the officers of Lincoln Electric Holdings, Inc. (including the Chief Executive Officer and the Chief Financial Officer), shall have no business or financial relationship whatsoever with the Company other than their own employment relationship, their related service as an officer and their equity ownership. The loyalty of senior management to the Company must be unquestioned and complete.

Compliance Hotline – See Appendix A for all Hotline Numbers

Our Commitments to the Company

12 Conflicts of Interest

We demonstrate our commitment to Lincoln by avoiding any situation where our personal interests could be in conflict with the best interests of the Company.

As Lincoln employees, one of the many ways that we demonstrate our commitment to the Company is by avoiding all situations where our personal interests could conflict or even appear to conflict with the best interests of Lincoln or its shareholders. Conflicts of interest may arise when our position or responsibilities with the Company present an opportunity for personal gain apart from our normal compensation. Whenever we have a conflict of interest or potential conflict of interest, we must disclose it to the Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel or one of the Regional Compliance Coordinators.5 In some cases, disclosure – and subsequent approval – are sufficient to resolve the appearance of conflict.

A conflict of interest would arise, for example, if we or someone close to us – such as a family member, relative or close friend – had a financial interest that could affect, or appear to affect, any business decisions we make in our position with the Company. It would also be a conflict of interest to misuse our position at the Company in a way that results in personal gain. Examples include:

Having a financial interest in an enterprise that does business with Lincoln.

Having a significant investment in another business that competes directly with Lincoln, unless the area of competition is not significant.

Conducting outside business with the Company, such as selling products to Lincoln, selling or leasing property to Lincoln, etc.

Outside Activities

Outside activities can also often become conflicts of interest. We should never engage in any outside employment or activities that could have a negative impact on our job performance at Lincoln, or which are likely to conflict with our work obligations at Lincoln. For example, a Lincoln employee who works for, or has a family member or a significant other, that works for a company with which Lincoln either does business or competes must disclose the nature of that work to his or her supervisor, and also disclose to – and obtain approval from – the Chief Compliance Officer, Director

5 Compliance Coordinators must disclose their own conflicts, if any, to the Chief Compliance Officer, Director of Compliance or Corporate Compliance Counsel.

Compliance Hotline – See Appendix A for all Hotline Numbers

Conflicts of Interest 13

of Compliance, Corporate Compliance Counsel or one of the Regional Compliance Coordinators. It may be that the outside work in any given case is not in conflict with the discharge of the employee’s responsibilities at Lincoln, but disclosure and approval help to eliminate any possible appearance that the second job might undermine the employee’s responsibilities and commitment to Lincoln.

Gifts and Entertainment

In many cases, it is a conflict of interest for a Lincoln employee to accept gifts or entertainment from people or companies doing business – or seeking to do business – with Lincoln. This would include:

Accepting or soliciting gifts of money under any circumstances.

Accepting non-monetary gifts of more than nominal value, e.g., anything valued over US$150 in the U.S., or the equivalent in other currencies, unless protocol, courtesy or other special circumstances exist. In such a case, the gift must be reported to the Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel or one of the Regional Compliance Coordinators who will determine whether the gift may be kept or must be returned.

Soliciting non-monetary gifts, gratuities or any other personal benefit or favor of any kind.

Encouraging or soliciting any form of entertainment.

Lincoln employees may accept unsolicited, non-monetary gifts from individuals or companies doing or seeking to do business with Lincoln, provided such a gift is of nominal value, or is advertising or promotional material such as a baseball hat, an inexpensive pen or a plastic keychain containing a company logo.

Further, we may both offer and accept entertainment, but only if the entertainment is reasonable, occurs in frequently, and does not involve lavish expenditures. Also, please remember that when we as Lincoln employees offer appropriate entertainment to others, we must always accurately document all associated expenses. We must also confirm that any gift or entertainment that we offer to customers, suppliers, or other business partners does not violate their companies’ policies or Code of Conduct.

Related Information

See separate gifts and entertainment policies for certain countries posted on the Company’s Corporate Compliance webpage accessible via www.LincolnConnect.com.

Hiring Relatives

While Lincoln does not prohibit hiring family members of employees, the Company must always be careful to avoid any appearance of a conflict of interest or favoritism. For this reason, Lincoln requires all new job applicants to identify current employees of the Company, if any, who are family members.

If an applicant for employment – or other business arrangement – is an immediate family member of an officer or director of the Company (or subsidiary), he or she must be approved by Corporate Compliance Counsel, the Chief Compliance Officer and the Audit Committee of the Board of Directors.

Corporate Opportunities

We should never personally take advantage of opportunities that we discover through the use of Lincoln property, information or our position with the Company without the prior consent of Lincoln’s Board of Directors. We, as Lincoln employees, are also prohibited from competing with Lincoln.

Compliance Hotline – See Appendix A for all Hotline Numbers

14 Conflicts of Interest

Q & A

Q My marketing project won first prize in a competition sponsored by a trade association, and I was awarded US$1,000. Can I keep the cash prize?

A No. While the Company takes pride in your accomplishment, accepting the cash prize would involve a conflict of interest. We should not benefit financially, beyond our normal compensation, from work projects completed as Lincoln employees. You should consult the Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel or one of the Regional Compliance Coordinators about how to best use the award. Some options to consider are using the funds for a Company or department sponsored event or donating it to charity. You also need to inform your supervisor about the award and how the funds were used.

Q I recently personally acquired part of a business that is a supplier to Lincoln, and I’m concerned that the Company will not approve. To avoid a conflict of interest, will it be sufficient for me to place my interest in the company in my brother’s name?

A No. First of all, if you are directly benefiting from the interest, then the conflict clearly exists no matter whose name the interest in the business is placed in.

Secondly, Lincoln’s policy on conflicts of interest extends to ownership interests by relatives and family members, so the conflict of interest would still exist and must be disclosed to the Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel or one of the Regional Compliance Coordinators.

Q I have a second job that requires regular phone follow-up with my customers. Occasionally, I make calls or send e-mails to those customers from my desk at Lincoln. Since I do this work only during my breaks, is it acceptable?

A No. While it may be acceptable to use Lincoln resources, including e-mail and telephones for incidental personal purposes, e.g., a quick call to a friend to make lunch plans, it is never permissible to use our Company’s telephone or e-mail system to do work for an outside job.

Compliance Hotline – See Appendix A for all Hotline Numbers

Keeping Accurate Books and Records 15

Financial Reports and Internal Controls

As a public company, Lincoln has an obligation to make and keep books, records and accounts that accurately and fairly reflect its transactions and prepare financial statements in accordance with generally accepted accounting principles based on those records. Lincoln must maintain a system of internal accounting controls that meet applicable governmental laws, rules and regulations. Lincoln must also maintain tax records and prepare tax returns that comply with the laws of the many jurisdictions in which we operate. Further, Lincoln must maintain accurate and complete records in all other aspects of its business which are in compliance with all applicable legal requirements.

Each of us must conduct ourselves according to the highest ethical standards of integrity and honesty, and in a manner that allows Lincoln to meet these and other legal requirements. However, at Lincoln our goal is not just achieving mere technical compliance with generally accepted accounting principles and applicable governmental financial reporting and disclosure rules and regulations. Our goal is to keep our books and reports with rigorous integrity including fairness, transparency and honesty. No matter what our individual contribution to the Company’s books and records may be, we must ensure that all of our own records provide a complete, accurate and timely accounting of all transactions, whether they are major expenditures or small reimbursements.

In the preparation of company books and records, we must always avoid certain prohibited activities. Examples include:

Establishing an undisclosed or unrecorded fund or asset of the Company for any purpose.

Making false or artificial entries for any reason, or engaging in any arrangement or activity that results in false or artificial entries being made.

Making (or approving) any payment on behalf of the Company with the intention or understanding that any part of the payment is to be used for a purpose other than that described by the documents supporting the payment.

If we are ever uncertain about any accounting or tax matter, we must ask for guidance. It is critical that we not make errors in the exercise of our responsibilities in this area.

Part of our commitment to the Company is ensuring that Lincoln’s books, records and accounts accurately and fairly reflect the Company’s transactions.

Compliance Hotline – See Appendix A for all Hotline Numbers

16 Keeping Accurate Books and Records

Audits

Audits are performed by both internal and external auditors to help Lincoln ensure compliance with established policies, procedures and controls. Audits are also designed to help find possible control or system weaknesses so that they may be corrected. All Lincoln employees are expected to cooperate fully with internal and external auditors which means providing clear and truthful information to them in a timely fashion. No one at Lincoln should ever take any action to fraudulently influence, coerce, manipulate or mislead any internal or external auditor engaged in the performance of an audit at Lincoln.

Complaints

Any complaints concerning accounting, internal controls, auditing or tax matters, and any concerns regarding questionable accounting, auditing or tax matters, must be reported to the Company’s Chief Financial Officer and to the Company’s General Counsel or to the Chairman of the Audit Committee of the Company’s Board of Directors. Complaints and concerns may also be submitted to the Compliance Hotline.

Q & A

Q While out of town on business, I treated a friend to dinner at a moderately priced local restaurant. The bill was more than a typical meal for one person, but not lavish. Is it alright to file an expense report to be reimbursed for this dinner-for-two?

A No. The Company will reimburse your dinner expense, but not dinner for your friend. Putting this information on your expense report is dishonest, and you should not do it.

Q Once I get my production work done, I sometimes leave work an hour early and ask a co-worker to punch my time card for me at the end of the shift. I return the favor occasionally when asked. Is this OK?

A No. Incorrectly reporting time worked is an act of fraud, and claiming to have worked when in fact you were elsewhere will not be tolerated.

Compliance Hotline – See Appendix A for all Hotline Numbers

Using and Protecting Company Assets 17

Use of Corporate Funds and Assets

We demonstrate our commitment to the Company by protecting Lincoln’s assets and using them appropriately. Lincoln’s assets consist of more than physical plants, equipment, corporate funds and computers. They include technologies and concepts, business strategies and plans, financial analyses and forecasts as well as proprietary information about our business. We must all take responsibility for safeguarding the Company’s assets and ensuring that they are not carelessly revealed or misused for any purpose.

Examples of misuse of assets include:

Any use that involves personal gain for Lincoln personnel.

Any unauthorized sharing of Company assets with others outside of Lincoln, or even within Lincoln when no need exists.

Using Computers, Communication Equipment and Other Technical Resources

Lincoln makes every effort to provide the best available technology to those performing services for the Company. In this regard, Lincoln has installed, at substantial expense, equipment such as computers, electronic mail, voice mail, telephones and copiers. We must be respectful of the fact that all Company systems – including computers, electronic mail, voice mail, telephones, personal digital assistants, copiers, etc. – are property of Lincoln and are intended for business use. Except as provided by certain privacy laws in selected countries, we should always remember as a general proposition that no data in any Company system is private, confidential, or personal to any individual. The Company, where permitted by law to do so, may periodically exercise its right to monitor, access, or otherwise control the hardware, storage devices or data that make up such systems.

Lincoln’s assets include technologies and concepts, business strategies and plans, and other private and proprietary information about our business which must never be misused.

Compliance Hotline – See Appendix A for all Hotline Numbers

18 Using and Protecting Company Assets

Examples of purposes for which we must never use Lincoln’s technical resources include:

Creating or distributing any communications which are derogatory, defamatory, obscene or otherwise inappropriate. This includes but is not necessarily limited to those having sexual connotations, ethnic or racial slurs, gender-specific comments or any comments that offensively make reference to age, sexual orientation, religious or political beliefs, national origin or disability.

Soliciting for commercial ventures, religious or political causes, external organizations, or other non-job related purposes.

Sending or receiving copyrighted materials, trade secrets, proprietary financial information or similar materials without proper authorization.

We also should not share e-mail passwords, provide e-mail access to any unauthorized user or access another user’s e-mail box without authorization. In general, it is our responsibility to ensure that our own passwords and other access codes are secure; we must all be certain that we have not somehow posted, displayed or made easily available any such access information.

Disclosure of Confidential Information

Each of us may, in the course of our employment at Lincoln, have access to confidential information about the Company, its products, manufacturing processes, customers, suppliers or competitors. Such information should not be disclosed to other Lincoln personnel who do not have a business need to know.

We must also safeguard confidential information against accidental or intentional sharing with non-Lincoln personnel for any reason, except as may be required for Company business reasons and in accordance with a confidentiality agreement in a form approved by Lincoln’s Legal Department. Confidential information of this sort includes information on products, business strategies, customer negotiations, corporate manuals, processes, systems, procedures, engineering, research and development, financial information, etc.

The taking of any of Lincoln’s confidential trade secrets without authorization is prohibited by law which can provide criminal penalties for such activities.

Compliance Hotline – See Appendix A for all Hotline Numbers

Using and Protecting Company Assets 19

Q & A

Q Can I use Company e-mail to send an occasional e-mail to my friends?

A You may use our Company’s e-mail system for occasional personal non-business related brief correspondence, the way you might briefly use the telephone to talk to a friend during office hours. But, recognize that, with the exception of countries where this practice is prohibited, the e-mail you exchange with friends on a Company network may be accessed or read by the Company at any time including personal e-mail accounts which employees access using Company equipment. Also, information transmitted on the network that violates any law or is deemed to be offensive or inappropriate may subject you to disciplinary action.

Q I believe very strongly in a particular political movement. May I use Company e-mail to urge my friends and co-workers to support the movement?

A No. Lincoln encourages your personal participation in civic affairs but it is never appropriate to use Company resources for political, religious or other similar types of activities of a personal nature. However, the use of Company e-mail and other Company resources for work done for charitable organizations, which has been approved by appropriate Compliance personnel or management, is permitted.

Compliance Hotline – See Appendix A for all Hotline Numbers

20 Communications with the Media and the Public

From time to time, in our work we may be approached for information about the Company by someone outside of Lincoln, including members of the media. It is critical that none of us make any unauthorized statement about Lincoln, or disclose internal Company information to the media, the investing public, market analysts or anyone else who is not an employee or director of the Company. Communications to the media or others outside the Company must be made only by the CEO, CFO, Director of Corporate Relations or other individuals as specifically designated by the Company. In addition, from time to time, the Board of Directors may decide that the Board’s Lead Director may speak for the Company.

This principle also applies to electronic communications of any kind. This is particularly relevant in the age of the Internet and blogging. We must never share any information about the Company on Internet newsgroups, chat boards or any other kind of website. Not only can offering information to the public about our Company damage our business, but it may also violate our legal obligations as a public company. We must remain at all times vigilant in this area.

Q & A

Q A reporter called to ask for a comment in connection with my work. I know the answer to her question. Can I tell her what she wants to know?

A No. You should not answer any questions from reporters unless you receive approval from the Company. If you have any questions about your response you should contact the Director of Corporate Relations.

Related Information

Lincoln’s Corporate Disclosure Policy is available on the Company’s Corporate Compliance webpage, accessible via www.LincolnConnect.com.

Compliance Hotline – See Appendix A for all Hotline Numbers

Our Commitments to Each Other

22 Creating a Positive Workplace

“The Golden Rule – treating others as you want to be treated – is really simple. And that code of ethics is what’s at the heart of successful organizations.”

– David C. Lincoln, son of J.C. Lincoln

We demonstrate our commitment to each other by creating a positive workplace. Respect and fairness are key values at Lincoln; these values should govern all of our daily interactions with one another. They are basic prerequisites for business success, and are essential to Lincoln’s culture, just as they have been for the past century. Respect and fairness are not just “nice ideas” at Lincoln; rather, they are key pillars of J.F. Lincoln’s philosophy of incentive management, and are directly connected to our position as a market leader today.

We all, therefore, have the right to be treated with fairness and respect, and the obligation to treat others similarly. It is especially important, in this regard, that the following guidelines be carefully observed.

Equal Employment Opportunity

Cultivating a diverse workforce is in keeping with the values of respect and fairness, and Lincoln provides equal employment opportunity to everyone, as required by law in many places. In employment decisions, including hiring, promotion, discipline and dismissal, Lincoln must afford equal opportunity to all, without regard to race, color, religion, sex, sexual orientation, gender identity or expression, national origin, age, military veteran status, or any other classification considered to be protected by law. Reasonable accommodations for individuals with physical or mental disabilities will be made, as required by applicable laws.

Respect and fairness are key values that should always govern our interactions with one another.

Compliance Hotline – See Appendix A for all Hotline Numbers

Creating a Positive Workplace 23

Anti-Harassment Policy

Lincoln maintains a zero tolerance policy toward harassment, from which none of us are exempt. This means that we must all be vigilant to avoid any behavior that could be considered harassment. We must never, therefore, engage in any conduct that could offend any person, particularly when based upon an individual’s:

Ethnicity, race or color

Age

Religious beliefs

Sex or gender

Physical or mental disabilities

Sexual orientation or gender identity or expression

National origin

This includes any verbal or written comments or threats, offensive visual representations, e.g., indecent drawings or cartoons or inappropriate physical conduct. This, of course, includes verbal, written or visual communications transmitted by telephone or computer.

Furthermore, none of us may engage in any conduct that has the purpose or effect of substantially interfering with an individual’s work performance or creating an intimidating, hostile or offensive working environment. Such offenses will subject us to serious disciplinary consequences.

Lincoln prohibits all forms of unlawful harassment, whether it is initiated by Lincoln personnel or by non-Lincoln personnel (such as visitors, contractors, customers or vendors). Appropriate disciplinary action will be taken promptly against any individual found to have engaged in any forms of unlawful harassment. We should all be aware that discipline – up to and including dismissal – may result.

We are all responsible for helping to assure that all forms of harassment are avoided. If you believe you have experienced or witnessed harassment, you are encouraged to report it. You may report these incidents to any one of several resources, depending on which avenue is most comfortable for you. You may report harassment to your supervisor, department head, any corporate officer, the Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel, one of the Compliance Coordinators for your region, any manager in the Human Resources Department or to any member of the Company’s Legal Department. Alternatively, you may wish to use the Compliance Hotline to report harassment.

Compliance Hotline – See Appendix A for all Hotline Numbers

24 Creating a Positive Workplace

Every complaint will be taken seriously and will be promptly and thoroughly investigated. Furthermore, Lincoln will never tolerate retaliation against anyone based upon a good faith report of harassment or participation in an investigation.

Our Anti-Harassment Policy also affords us the right to enjoy – and responsibility to create – a workplace that is free from sexual harassment. Sexual harassment includes unwelcome sexual advances, requests for sexual favors, and any other conduct or communications constituting sexual harassment as defined and prohibited by a region’s applicable laws. Any such conduct, including verbal or physical conduct of a sexual nature, will be judged to constitute unlawful sexual harassment when:

• submission to sexual conduct is an explicit or implicit term or condition of an individual’s employment;

• the submission to or rejection of sexual conduct by an individual is the basis for any employment decision affecting that individual; or

• sexual advances, requests for sexual favors, or other verbal or physical conduct of a sexual nature have the purpose or effect of unreasonably interfering with an individual’s work performance or create an intimidating, hostile or offensive working environment.

We should all be aware and sensitive to the fact that what one person may consider to be a joke or an inoffensive comment, may be extremely offensive to someone else. For this reason, we must avoid any conduct that might reasonably be interpreted as offensive, suggestive or hostile.

Compliance Hotline – See Appendix A for all Hotline Numbers

Creating a Positive Workplace 25

Q & A

Q A Chinese employee in Singapore hears a joke that pokes fun at the Chinese. The employee is not offended by the joke, and in fact finds it funny.

The employee thinks that some of his co-workers might find the joke funny, too, and so he tells it to them while on shift. Is this in violation of laws and Company policy?

A Yes. A joke poking fun at a specific national, racial or ethnic group is potentially offensive, and is inappropriate – even if some employees find it “harmless” and amusing.

Q I am female and have been assigned to work on the production line with a colleague who happens to be a good friend of our supervisor. The supervisor expects that this colleague and I will get along well, but in the past he has made suggestive comments to me. He makes me so uncomfortable that it affects my concentration. What should I do?

A Your best course of action would be to contact Human Resources, the Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel, one of the Regional Compliance Coordinators or a member of the Legal Department about the situation. You could also submit your concern through the Compliance Hotline. If you feel comfortable doing so, you should speak directly to your colleague or to your supervisor; however, in this situation it would be understandable if you chose not to do so.

Compliance Hotline – See Appendix A for all Hotline Numbers

26 Environment, Health, Safety and Security

“Individual responsibility is essential to strength.”

– J.F. Lincoln

We demonstrate our commitment to each other by taking responsibility to ensure that our work environment is safe, healthy and secure. At Lincoln, we regard the protection of the environment, as well as the health, safety, and security of all personnel as a top priority. At the most basic level, this means accomplishing all of our tasks in a manner that complies with the laws that are designed to eliminate unreasonable risks in these areas.

In recent years, Lincoln has grown increasingly committed to environmental excellence. Our focus on ISO 14001 certification is part of that commitment, as is our sense of responsibility for reducing our environmental footprint. Meanwhile, we remain diligent in our compliance with all environmental regulations; penalties for violations in this area can be quite severe for the Company.

We are equally committed to complying with all laws – as well as Company policies – regarding the health and safety of every member of the Lincoln team. Lincoln sponsors programs that help each of us to focus on our own individual responsibility and accountability for helping to ensure that we remain an industry leader in the safety of our workforce.

We are each responsible for advising our supervisor, or an appropriate member of management (including your regional EHS Manager) of any potential environmental or safety hazards, so that prompt corrective action can be taken. Remember that speaking up about any of these issues is both a right and a duty.

Meanwhile, we must all adhere to the following basic guidelines:

• We must comply with all applicable environmental, health and safety requirements. For example, we are responsible for following both Lincoln’s and government safety requirements when operating machinery and for following appropriate instructions regarding the disposal of shop materials. If we have any questions about the proper safety procedures for our work area, we must ask our supervisor.

• We must also report any event or condition required to be reported under any applicable laws or regulations which involve or constitute accidents, environmental contamination or material risk of contamination. Lincoln requires us to promptly report all accidents, injuries or potential hazards to our supervisor or manager.

Compliance Hotline – See Appendix A for all Hotline Numbers

Environment, Health, Safety and Security 27

Security

The safety of all of our employees is a top priority at Lincoln. Our people are Lincoln’s most valuable asset and providing a safe working environment for everyone is of the utmost importance to the Company.

Effective security helps create a safe workplace and protects the confidential information necessary for Lincoln’s success. We should all be aware of – and follow – any security guidelines for our work area and should ask our supervisor or manager if we are unclear about security procedures.

Like so much else we do, security is everyone’s responsibility. This means, for example, that if we see anything out of the ordinary, such as someone we don’t know behaving in a suspicious manner, we must notify our supervisor or Security personnel. Likewise, when we leave our work area, it is our responsibility to ensure that all confidential documents being discarded are disposed of properly. A proper security mindset at Lincoln depends upon each of us being aware of security risks in our environment at all times.

We are all accountable for helping to ensure the protection of the environment, as well as the health, safety and security of all personnel.

Compliance Hotline – See Appendix A for all Hotline Numbers

28 Environment, Health, Safety and Security

Q & A

Q I told my supervisor that another employee suffered a minor accident on the production floor but that he seemed to be fine. My supervisor told me not to include the event on an accident report since it will result in an unnecessary investigation. Should I allow the accident to go unreported?

A No. All Lincoln employees have a responsibility to create and maintain a safe work environment. Even small incidents and minor injuries can have serious consequences. Lincoln requires all employees to report all accidents and injuries. Investigations and reports can be used to find root causes and to take actions to prevent more serious injury in the future. Also, when improved, safer methods are created, they often result in better, safer, reengineered processes across all of our global operations.

Q There’s a test I run that takes a lot of time, but the assembly that I test has never failed. In order to get my work done faster, can I skip the test for a few shifts?

A No. Your failure to complete all required tests is both unethical and against Company policy because it could jeopardize the safety of our employees and customers or affect the reliability of the product and Lincoln’s reputation.

The risk of harm to us and to others is too great to ever fail to run all required tests. Remember also that your performance rating should include environmental, health and safety criteria, including product testing. If a defective piece you failed to test led to problems with a final product down the line, it could cast doubt on your work and our Company’s reputation for quality and reliability.

Q My department uses vendors who come to the Company’s premises to work. Some vendors do not bring their identification cards. Can’t they just come in and get started on the work instead of worrying about administrative details like I.D. badges?

A No. All visitors, contractors and guests must wear I.D. badges and must adhere to all of Lincoln’s safety rules. This is for the safety of all our employees, which is more important than getting the job started faster.

Compliance Hotline – See Appendix A for all Hotline Numbers

Our Commitments in the Marketplace

30 Dealing Fairly with Customers and Suppliers

“I started thinking about what had made the company successful and realized it was its ethics. I looked around at other successful companies and they shared the same values – they treat people well.”

– David C. Lincoln, son of J.C. Lincoln

We demonstrate our commitments in the marketplace by conducting ourselves and the Company’s business with honesty and fairness. Lincoln obtains and keeps its business because of the quality of its products and services; this approach to market leadership must never be compromised by questionable practices. Conducting business with suppliers and customers can pose ethical or even legal problems. The following guidelines are intended to help us all make the right decision in potentially difficult or confusing situations.

Giving or Receiving Bribes, Kickbacks or Improper Payments

We must never, directly or indirectly, offer bribes, kickbacks, improper payments (including payments violating foreign exchange or tax laws of any country that governs the Company’s activities), or any other such promise by or on behalf of Lincoln. This includes any gifts, gratuities or business entertainment in excess of customary, reasonable and appropriate practices, or in return for some favorable decision or action by the recipient.

Likewise, purchases by Lincoln, or sales of goods and services to Lincoln, must not result in the receipt of personal kickbacks, rebates or any other payments. We – and members of our families – must never accept anything in return for purchasing decisions we make, whether such rewards are in the form of money, property or services.

“Fair dealing and common honesty are not only legal but are fundamentally the best policy.”

– J.F. Lincoln

Compliance Hotline – See Appendix A for all Hotline Numbers

Dealing Fairly with Customers and Suppliers 31

Payments to Representatives, Consultants or Distributors

It is critical that we ensure that all agreements with agents or other representatives, distributors and consultants are in writing and that they clearly and accurately set forth the services to be performed, the basis for earning the commission or fee involved, and the applicable rate or fee. Payments must be reasonable in amount, not excessive in light of the practice in the trade, and appropriate to the services rendered. The agent, sales representative, distributor or consultant should be aware that the agreement may be publicly disclosed and should agree to such public disclosure. In some countries, local laws may prohibit the use of intermediaries or limit the rate of commission or fee. We must not bill sales at prices exceeding the established net price for the product and level of distribution in question. This ensures against over billing and possible rebate abuses.

We always conduct our business legally and ethically and we are market leaders because of the quality of our products and services.

Q & A

Q Our sales team won a major deal with a local construction firm, and I suggested that we show our new customer how pleased we are to have their business by offering their procurement team a holiday in Hong Kong for the weekend. Is this permitted?

A No. The value of this gift is excessive and may tempt employees of our new customer to violate their company’s ethics policy. Like Lincoln, most companies prohibit employees from accepting gifts of more than nominal value. Although it seems like a good idea from a customer relations perspective, making this offer would almost certainly create a conflict of interest situation for them. A dinner hosted by the Company would be more appropriate.

Q A local agent in an emerging market country told me that he is well connected to a potential customer. He said that business in his country is conducted informally on a trust basis through verbal agreements and that cash is always the expected form of payment. Can I work with him to gain new business in this market?

A Maybe, but only if he agrees to sign and abide by a written agreement with Lincoln specifying terms of engagement, a suitable rate, and proper method of payment (not cash). Check with the Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel or one of the Regional Compliance Coordinators if you have further questions or concerns.

Compliance Hotline – See Appendix A for all Hotline Numbers

32 Respecting the Intellectual Property and Confidential Information of Others

We must all take care not only to protect Lincoln’s intellectual property rights, but to avoid violating the rights of others.

Just as we always strive to protect intellectual property and confidential information belonging to Lincoln, we must also be respectful of the intellectual property rights and confidential information of other parties.

“Intellectual property” is a term that describes creative works in which authors and inventors have legal rights. Copyrights, patents, trade secrets and trademarks all belong to this category. Some examples of violations of intellectual property rights include:

Copyright infringement, which can occur, for example, when copies or other reproductions of printed material are made for commercial use without authorization. Clearly, the repeated duplication of journal articles or the like to avoid additional subscriptions to a journal, would fall within this prohibition. On the other hand, the occasional unlicensed duplication of copyrighted material, such as articles from a newspaper, for purposes of limited use within the Company, is generally permissible.

The unauthorized copying of computer software, which also constitutes copyright infringement. The money paid for a software product generally represents a license fee for the use of one copy. Reproducing software without authorization violates copyright laws and can subject both Lincoln and any personnel making such copies to serious legal consequences.

Theft of a trade secret could occur, for example, if confidential business information were obtained by unauthorized means and used for commercial advantage.

Violation of these rights can harm the owner and result in liability for the violator. Some intentional violations are even criminal offenses. If any of us have questions in this area we should seek help from our supervisor and/or the Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel or one of the Regional Compliance Coordinators.

Compliance Hotline – See Appendix A for all Hotline Numbers

Respecting the Intellectual Property and Confidential Information of Others 33

Computer Espionage

Using a computer to gain unauthorized access to computer systems will put us into violation with applicable laws. This is particularly true if we ever act with the intent of:

obtaining trade secrets or other confidential information;

destroying, impairing or otherwise injecting a “virus” into the system; or

committing any other type of computer fraud or theft.

Confidential Information of Other Parties

In the course of doing business, we may, from time to time, acquire confidential information about our customers, suppliers or others. We must always safeguard such confidential information as diligently as we would if it were our own.

None of us may ever employ any means to acquire confidential information from others, and should immediately report to the Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel or one of the Regional Compliance Coordinators any knowledge we have of an attempt to sell or otherwise disclose to Lincoln anyone else’s confidential information.

Patent Policy

A fundamental policy of Lincoln’s is that we respect and will not infringe the protection afforded by valid patents issued to others by appropriate governmental authorities. It is also the Company’s policy that its products will be developed independent of the design path others choose to take.

Any questions regarding intellectual property and confidential information should be directed to the Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel or one of the Regional Compliance Coordinators.

Compliance Hotline – See Appendix A for all Hotline Numbers

34 Respecting the Intellectual Property and Confidential Information of Others

Q & A

Q What kinds of copyrights are associated with information on the Internet? Isn’t all the information on the Internet considered to be in the public domain?

A No. A lot is public, but some is copyright protected just as printed materials would be. Check for references to “copyright” or “permission” and obtain permission before using. Credit the source if you use material in another publication, proposal or report.

Q A colleague from another company suggested a manufacturing training video that he said was very helpful to his team. I’d like to show it to my team, but it’s quite expensive and I do not have the budget for it. Can I just borrow his video and make a copy?

A No. Just like written materials, video materials are generally copyrighted. This means that they cannot be copied, and sometimes it is even impermissible to borrow the video and show it without the copyright owner’s prior permission.

If you want to show the program to your team, you must purchase a legitimate copy of the video.

Compliance Hotline – See Appendix A for all Hotline Numbers

36 Competitive Practices

“Competition promotes progress. Competition determines who will be the leader.”

– J.F. Lincoln

Compliance with Competition Laws

We demonstrate our commitment in the marketplace by abiding by all competition laws around the world. Competition laws are designed to help ensure that the free market system works properly, and that competition among companies is fair. Most of the countries where we do business have such laws, and Lincoln is committed to compliance, just as we are committed to compliance with all laws. The consequences of violating competition laws can be quite severe. For example, price fixing, market allocation and other serious anti-competitive practices can subject the individual employees to prison terms and the Company to very large fines.

Further, violations and even alleged violations of the competition laws may result in expensive and burdensome civil litigation in which legal fees are immense and treble damages may be awarded. We are all expected to become familiar with the Company’s competition policies and guidelines, to consult with the Legal Department about possible problems and to inform the Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel or one of the Regional Compliance Coordinators whenever we believe the practices of other companies are inconsistent with the standards set forth in this Code.

Agreements with Competitors

We may, from time to time, see a competitor at a trade association meeting, trade show or even at a customer’s location. We must be very careful in such situations because collaboration with competitors, in most instances, violates competition laws.

Collaboration – or even the appearance of agreement – between Lincoln and any competitor, foreign or domestic, must be avoided. We must never enter into any agreement (written or oral) – or even have discussions – with a competitor about topics such as pricing, production, marketing, inventories, product development, sales territories and goals, or other proprietary or confidential information. Agreements with competitors in most areas may be criminal violations of competition laws.

Compliance Hotline – See Appendix A for all Hotline Numbers

Competitive Practices 37

Reciprocity

In many instances, the Company may purchase goods and/or services from a supplier who also buys products or services from the Company. This is a common and acceptable situation. However, it is not acceptable to have a quid pro quo relationship where the Company will only buy products from a supplier if the supplier agrees to or continues to buy products from the Company. In other words, the Company’s policy is to select suppliers on the basis of quality, service and price and not on the basis of whether the supplier begins or continues to buy the Company’s products.

Competition and Fair Dealing

As a participant in the marketplace, Lincoln seeks knowledge about its competitors from legitimate sources such as the trade press, customers or distributors. But we must never engage in illegal or improper acts to acquire a competitor’s trade secrets, customer lists, financial data or information about facilities, technical developments or operations. In addition, Lincoln will not hire competitors’ employees to obtain confidential information or urge competitors’ personnel or customers to disclose confidential information.

Although we seek knowledge about our competitors from legitimate sources, we must never attempt to acquire such information unfairly or illegally.

Compliance Hotline – See Appendix A for all Hotline Numbers

38 Competitive Practices

Q & A

Q Is it appropriate for a District Manager to call one of our distributors to discuss the terms of their bid in response to a large customer’s request for proposal (RFP)?

A Yes, it is fine to discuss a bid with a distributor but remember, if we are, or may be, responding to the same RFP, we must not discuss the bid with our distributor because in this situation our distributor is also a competitor.

Q At an industry conference, I was having lunch with a group of sales representatives from several competitors. One of them suggested that “we’d all do better if we divided up the territories.” Is this a good idea?

A No. This sales representative is suggesting market division, which can be a violation of fair competition laws. You should not only excuse yourself, but you should do so in a way that leaves no doubt about your objection to the discussion. Also, you should provide a written account of the incident and your departure from the conversations and group to your supervisor and a member of the Legal Department as soon as possible.

Related Information

Lincoln’s Policy Regarding Antitrust Compliance is available on the Company’s Corporate Compliance webpage, accessible via www.LincolnConnect.com.

Compliance Hotline – See Appendix A for all Hotline Numbers

Insider Trading 39

In the course of conducting Lincoln’s business, we may become aware of “inside information” about Lincoln, or about other companies with whom Lincoln has business dealings. “Inside information” is information that is both “nonpublic” and “material.” “Nonpublic” means that the information is confidential and has not been released through an official news release or other official announcement. “Material” means that the information would be considered significant by an investor making an investment decision.

Insider trading laws prohibit us from trading (buying or selling) in Lincoln’s stock or securities, or securities of any other publicly-held company, while in possession of inside information. We are also prohibited from disclosing the information to others to enable them to trade, or even advising others to trade.

We, therefore, must not purchase or sell, or advise anyone to purchase or sell, securities of any company while we are in possession of inside information acquired through our employment or other involvement with Lincoln’s business. This policy applies regardless of the dollar amount of the trade or the source of the inside information.

Certain employees are required by Lincoln’s policy to obtain clearance from the General Counsel, Corporate Compliance Counsel or Chief Financial Officer before making any trade of either Lincoln Electric securities or of another company that employees have gained knowledge of through their employment with Lincoln. We should all familiarize ourselves with Lincoln’s Securities Trading Policy.

If any of us has questions concerning the applicability of Lincoln’s Securities Trading Policy, we should immediately contact Corporate Compliance Counsel.

We are prohibited by law from trading in any public company’s stock or securities while in possession of inside information.

Compliance Hotline – See Appendix A for all Hotline Numbers

40 Insider Trading

Q & A

Q I recently learned that Lincoln will announce record-setting financial results for this quarter. Is this inside information?

A Yes. This kind of financial news can have a significant effect on a company’s stock and would certainly be considered material nonpublic information, or inside information. If you purchase or sell Lincoln securities on the basis of this information before it becomes public, then you are engaging in insider trading which violates the Code and insider trading laws.

Related Information

Lincoln’s Securities Trading Policy for Covered Persons and Pre-Trading Clearance and Certification Form are available on the Company’s Corporate Compliance webpage, accessible via www.LincolnConnect.com.

Compliance Hotline – See Appendix A for all Hotline Numbers

Our Commitments in the Global, Governmental and Political Arenas

42 Doing Business Globally

We must always be sure to make the right ethical choices, including in our international activities where differing local laws, customs and market practices make doing the right thing much more complex.

Making Payments to Foreign Officials

Throughout its global enterprise, Lincoln is subject to the U.S. Foreign Corrupt Practices Act (FCPA) and other similar anti-bribery provisions in other countries. The broad language of FCPA is, among other things, intended to make it a crime to bribe foreign government officials, candidates or political parties in order to obtain or retain business, or to gain some other financial or commercial advantage. Payments to customer representatives at government-owned enterprises are also prohibited. The only exception to this FCPA prohibition is for “facilitating payments” to low level, non-U.S. officials. These payments are for the performance of functions or services that they are in fact obligated to perform as part of their ministerial governmental responsibilities, not for awarding business or contracts. These payments can only relate to the performance of routine, nondiscretionary government functions such as issuance of routine licenses or provisions of phone service, power and water. The exception for facilitating payments applies to small sums paid to low level officials. It does not apply to payments made to cause an official not to take an official action or to cause them to do a discretionary act for Lincoln’s benefit, including an award of new business or to continue existing business. While facilitating payments may be an exception to FCPA, such payments may still violate local law.

Where such payments may appear unavoidable as a practical matter, we must consult either the Chief Compliance Officer, Director of Compliance or Corporate Compliance Counsel for guidance. Interpreting the complexities of FCPA requirements can be difficult, and we must all make sure not to take any action that could compromise Lincoln’s ethical standards – or our own. Local laws frequently prohibit such payments.

Compliance Hotline – See Appendix A for all Hotline Numbers

Doing Business Globally 43

Q & A

Q I am planning to host foreign government officials involved in a business deal with the Company at a lunch meeting. Is this prohibited under the FCPA or under local law?

A A reasonable cost for a normal business lunch meeting may not be prohibited under FCPA or under local law, but this action is subject to pre-approval by one of your Regional Compliance Coordinators.

Q I recently met an agent who can assist our Company in obtaining business in a country where it has been particularly difficult for us to become established.

May I engage this agent on behalf of our Company?

A Speak with the Chief Compliance Officer, Director of Compliance or Corporate Compliance Counsel first to ensure that the agent’s contacts and methods are in compliance with all applicable U.S. and local laws and regulations. Conducting thorough due diligence is critical also because our Company cannot avoid legal liability by avoiding the facts or by acting through an agent or other third-party representative.

Compliance Hotline – See Appendix A for all Hotline Numbers

44 Doing Business Globally

Making Payments to Customer Representatives

In many countries, making payments to customer representatives to obtain or retain business is prohibited by local laws. In addition, the failure to accurately record these payments in Lincoln’s financial books could violate the record keeping requirements of the FCPA and other accounting provisions.

Requests for Payments Outside of Payee’s Country of Residence

We must be careful about any requests by payees for payment of fees or commissions to the payee’s account in a country other than the payee’s residence or place of business (sometimes called “split fees”). Such payments may not be made unless approved in writing by the Chief Compliance Officer, Chief Financial Officer or Corporate Compliance Counsel. Employees should be aware that making such payments could implicate Lincoln in aiding or conspiring in the payee’s violation of tax, currency control or other laws.

Q & A

Q A local agent in a foreign country who has done great work for us made a special request to have his commission check deposited in a third country.

He says it’s OK since he owns property there. Can I meet his request?

A No. However, there are some rare exceptions in very limited circumstances. Making these kinds of payments could implicate Lincoln in aiding or conspiring in the payee’s violation of tax, currency control or other laws.

Before honoring this request, you need to get written approval from the Chief Compliance Officer, Chief Financial Officer or Corporate Compliance Counsel.

Compliance Hotline – See Appendix A for all Hotline Numbers

Doing Business Globally 45

Setting Prices with Lincoln Subsidiaries: “Transfer Pricing”

The U.S. government, as well as the taxing authorities of various countries, imposes regulations on a company’s ability to set prices on goods for sale to its affiliates. We must be certain that conduct in this area, especially the pricing of goods between Lincoln’s foreign and domestic operations (“ transfer pricing”), is always carried out under the appropriate legal standards. Because of the complexity of this area of the law, the Chief Financial Officer or Corporate Compliance Counsel should be consulted with any questions concerning contracts between Lincoln and its subsidiaries or affiliates.

Export and Import Regulations

It is Lincoln’s policy to comply faithfully with the export and import regulations of all countries in which it does business. There are many regulations that control the export of goods to specific countries and/or restrict the export of certain goods or technology. The U.S. Export Regulations together with the export regulations of all of the countries in which Lincoln conducts business are collectively referred to herein as (the “Export Regulations”).

The following questions suggest criteria which may make export regulations applicable:

What type of goods and components are being shipped?

What type of technology is involved?

What is the ultimate destination of the shipment?

Will the goods be exported, and then re-exported to a third country?

What is the intended use for the items being shipped?

Who is the customer?

Often, violations of the Export Regulations arise from a lack of oversight, especially with respect to routine transactions, such as with sister companies located in other countries. Thus, we all should be aware that even transactions with affiliate companies can violate the Export Regulations.

It is critical that all of us involved in making international shipments be highly knowledgeable about these regulations and understand Lincoln’s policy setting forth guidelines and procedures in this area. If any of us have questions about the law or Company policies, we should seek guidance from the Chief Compliance Officer, Director of Compliance or Corporate Compliance Counsel.

As with the Export Regulations, many countries maintain complex regulations with respect to the importation of goods and materials (the “Import Regulations”). One important area of Import Regulations concerns payment of duties. In order for duties to be properly assessed, goods and materials entering any country must be properly identified, classified and given a proper valuation.

Again, questions with respect to Export and Import Regulations should be directed to the Chief Compliance Officer, Director of Compliance or Corporate Compliance Counsel.

Compliance Hotline – See Appendix A for all Hotline Numbers

46 Doing Business Globally

Q & A

Q An international customer refuses to provide full information about the product’s end-user which, I need in order to assess compliance with the export regulations in my country. Can I proceed without this information?

A No. Explain to the customer that this information is needed to meet export control regulations. If you cannot obtain this information from the customer, then contact the Chief Compliance Officer, Director of Compliance or Corporate Compliance Counsel for assistance.

Q An international customer has asked me to quote prices on several products. Their list contains equipment for a pipe mill but there is no pipe mill in this particular country. What should I do?

A First, ask the customer to identify the end-user and the purpose for which they will use the product. If you still have concerns, seek advice from your supervisor or the Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel or one of the Regional Compliance Coordinators. Orders for products that seem inappropriate or for which the customer appears to have no legitimate use could indicate a high-risk factor for transshipment to a sanctioned country and a violation of the Export Regulations.

Related Information

Lincoln’s U.S. Export Controls Compliance Policy and a checklist of U.S. export restrictions are available on the Company’s Corporate Compliance webpage, accessible via www.LincolnConnect.com.

Compliance Hotline – See Appendix A for all Hotline Numbers

Money Laundering 47

Everywhere in the world where we do business, Lincoln is firmly committed to complying with all applicable anti-money laundering and currency reporting laws. We must also all be vigilant to avoid being used by money launderers to dispose of or hide the source, ownership or control of illicit funds.

It is our commitment that we will:

Not conduct business with any enterprise or person known or reasonably believed to be involved in narcotics trafficking, money laundering or other criminal activities;

Comply fully with all applicable anti-money laundering laws and currency reporting requirements;

Never give any advice or other assistance to customers regarding how to structure transactions to evade currency reporting requirements or how to launder money;

Refuse to conduct transactions if it is known or suspected that a transaction is being conducted to avoid applicable currency reporting requirements or with the proceeds of criminal activity;

Refer suspicious activity promptly to the Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel or the Manager of Customer Credit Services for a determination as to whether the activity is indicative of known or suspected money laundering.

Compliance Hotline – See Appendix A for all Hotline Numbers

48 Doing Business with Governments

The laws and regulations governing contracts with government entities impose requirements not traditionally associated with purely commercial business transactions. Sales to government entities can present numerous risks of false statements, false claims or other violations as well as the “most favored nation” policy. If we have questions regarding contract-related dealings, we should direct them to the Chief Compliance Officer, Director of Compliance or Corporate Compliance Counsel.

Modified Products for Military Use

We must pay particular attention to the sale of Lincoln products modified for military end-uses. If such products are sold to a government or government contractor, and are not “substantially similar” to Lincoln’s commercial products, specific regulations must be followed. We should direct questions regarding Lincoln’s policies on sales to military end-users to the Chief Compliance Officer, Director of Compliance or Corporate Compliance Counsel.

Compliance Hotline – See Appendix A for all Hotline Numbers

Political Activities and Contributions 49

Lincoln encourages all of us to be good citizens and to participate fully in the political process. We must all be aware, however, that we must never use Lincoln resources – such as time, e-mail, phone systems, or personnel – to engage in personal political activities. We should also be aware that the Company is prohibited from making any contributions to political candidates, political parties or political officials. This includes non-monetary contributions such as allowing an employee to work on a political campaign on Company time. Further, any employee who participates in political activities in their personal time should make it clear that they are not speaking or acting on behalf of Lincoln.

Q & A

Q The other day, my supervisor asked for donations to a local non-governmental organization (NGO) that rescues stray dogs and cats. Although he said that the contributions were voluntary, I felt pressured to donate money. I heard that he works for that organization in his spare time, and I also know he gives better work assignments to those who share his point of view.

What can I do about this?

A It would be in appropriate for your supervisor to treat employees differently based on whether or not they donate to political organizations at his request.

You should report his actions to your HR Manager, Chief Compliance Officer, Director of Compliance, Corporate Compliance Counsel or one of the Regional Compliance Coordinators.

Compliance Hotline – See Appendix A for all Hotline Numbers

50 Conclusion

“In the final analysis, all people on earth are on one team.

What helps others will also help us.”

– J.F. Lincoln

Doing the right thing is not always easy. Sometimes we know clearly what the right action would be, but circumstances make it difficult to do it. In other cases, the challenge is to understand the complexities of a situation well enough to understand what the right action will be.

This Code is designed to give us the tools to determine how best to conduct ourselves in a variety of business situations, and to provide us with resources when we are still unsure. We should never hesitate to take advantage of such resources, and we are always invited to discuss such matters openly with our supervisor. We may also speak to one of our Regional Compliance Coordinators, contact the Chief Compliance Officer, Director of Compliance or Corporate Compliance Counsel, or contact the Compliance Hotline. If we are uncertain about the right action to take, we should always consult one of these resources before taking any action. Meanwhile, as we apply this Code in our daily work at Lincoln Electric, we should reflect upon our commitments that have been laid out in the text. It is our commitments – to the Company, to each other, in the marketplace and in the global, governmental and political arenas – that have been the foundation of Lincoln’s success for the past century. It is those commitments that will forge the path in to the next century of our business, ensuring that Lincoln remains strong, sustainable and successful for many years to come.

Compliance Hotline – See Appendix A for all Hotline Numbers

Notes 51

Compliance Hotline – See Appendix A for all Hotline Numbers

Appendix A: Compliance Hotline Numbers*

For any country not listed here, please use: 1-800-442-4832

Argentina 0800-444-9595 or 0800-666-1960

Australia 1-800-30-2745

Brazil 0800-891-4286

Canada 1-800-442-4832

China 10-800-711-0730 (N. China) 10-800-110-0673 (S. China)

Colombia 01-800-912-0136

France 0800-91-1518

Germany 0800-187-9744

India 877-248-1499

Indonesia 001-803-1-004-0090

Italy 800-788750

Mexico 001-888-259-2875

Netherlands 0800-023-2272

New Zealand 0800-450-751 or 0800-600-056

Poland 0-0-800-111-1664

Portugal 800-8-11270

Singapore 800-110-1446

Spain ###-##-####

Taiwan 00801-10-4081

Turkey Dial in country code 0811-288-0001 wait for greeting and then dial 800-443-6314

United Kingdom 0808-234-1564 or 0800-051-9082

United States 1-800-442-4832

Venezuela 0800-176-6464

* The hotline numbers are staffed by operators that speak the local language.